

ES
E COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC
Mn: Processing

FEB 29 2012

Washington, DC
123

SEC FILE NUMBER
8- 67887

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2011___ AND ENDING___12/31/2011___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Qatalyst Partners LP**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Embarcadero Center, 6th Floor

(No. and Street)

San Francisco, CA 94111

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adrian E. Dollard   415-844-7700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – if individual, state last, first, middle name)

Three Embarcadero Center, San Francisco, CA 94111

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____**Adrian E. Dollard**_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____**Qatalyst Partners LP**_____ , as
of _____**December 31**_____ , 20 **11** , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2011



Report of Independent Auditors

To the Partners of Qatalyst Partners LP

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Qatalyst Partners LP ("the Partnership") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	991,136
Investment banking fees receivable		1,569,230
Prepaid expenses and other assets		84,235
Fixed assets, net		425,132
Total assets	$	3,069,733

Liabilities and Partners' Equity

Liabilities

Accounts payable and accrued expenses	$	432,048
Total liabilities		432,048

Commitments and contingencies (Note 5)

Partners' equity		2,637,685
Total liabilities and partners' equity	$	3,069,733

The accompanying notes are an integral part of this financial statement.

Qatalyst Partners LP
Notes to Financial Statement
December 31, 2011

1. Organization and Description of Business

Qatalyst Partners LP (the "Partnership"), a wholly-owned subsidiary of Qatalyst Group LP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments
Management believes that the aggregate net fair value of investment banking fees receivable approximate their carrying value because such receivables are short-term in nature.

Cash and Cash Equivalents
The Partnership considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Partnership holds cash in financial institutions in excess of FDIC insured limits. The Partnership periodically assesses the financial condition of these institutions and assesses the credit risk.

Investment Banking Fees Receivable
Investment banking fees receivable include receivables relating to the Partnership's investment banking or advisory engagements. The Partnership records an allowance for doubtful accounts on these receivables on a specific identification basis.

Income Taxes
As a limited partnership that is a wholly owned subsidiary of another limited partnership, the entity is disregarded for tax purposes. Therefore no provision is made in the financial statements of the Partnership for income tax. All income and losses of the Partnership are reportable by the partners of the Parent in accordance with the relevant provisions of the Internal Revenue Code.

3. Capital Contributions from the Parent

Capital contributions from the Parent consists of funding the Partnership's working capital needs. For the year-ended December 31, 2011, the Parent made a total contribution of $608,678.

4. Fixed Assets

As of December 31, 2011, land, buildings and equipment consisted of the following:

	Computers, software and equipment	Furniture and fixtures	Total
Fixed assets	$ 482,256	$ 183,161	$ 665,417
Less: Accumulated depreciation	(218,370)	(21,915)	(240,285)
Fixed asset, net	$ 263,886	$ 161,246	$ 425,132

5. Commitments and Contingencies

Operating Leases
The Partnership subleases office space under an operating lease.

The term of the original sublease agreement was for six months, commencing on January 15, 2008 and expiring on July 15, 2008. A second amendment to the sublease was signed on October 31, 2009 which extended the term of the sublease to December 31, 2010. A third amendment to the sublease was signed on May 28, 2010 extending the term of the sublease to March 31, 2011. A fourth amendment to the sublease was signed on August 2, 2011 extending the term of the lease to February 29, 2016. Either party may terminate the sublease provided prior written notification is given to the counterparty, in accordance with the cancellation provisions of the amended sublease.

6. Litigation

Due to the nature of its business, the Partnership may in the future be subject to various threatened or filed legal actions. Such litigation is inherently uncertain and the ultimate resolution of such litigation could be determined by factors outside of the Partnership's control. Management believes that there are no currently known actions or threats that will result in any material adverse affect on the Partnership's financial statements.

7. Regulatory Requirements

The Partnership is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2011, the Partnership had net capital of $559,088, which was $459,088 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.7728 to 1.

8. Subsequent Events

The Partnership distributed $3,000,000 to its Parent on January 9, 2012. In the normal course of business, the Partnership intends to make additional distributions up to the Parent. The Partnership will ensure adequate net capital is maintained after any such additional distributions are made.

As of February 27, 2012, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the financial statements as presented.